Exhibit 99.2

Nova Measuring Instruments Ltd.

IMPORTANT ANNUAL MEETING INFORMATION

Using a black ink pen, mark your votes with an ☒ as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

 PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals

Proposal No. 1						Proposal No. 3	For	Against	Abstain
Re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen, Raanan Cohen and Eli Fruchter as a director of the Company to hold office until the close of the next annual general meeting.						Approval of amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company.	☐	☐	☐
	For	Against	Abstain				Yes	No
I. Dr. Michael Brunstein II. Dr. Alon Dumanis	☐ ☐	☐ ☐	☐ ☐
Are you a controlling shareholder in the Company, or have a personal interest in the approval of this Proposal? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3).
							☐	☐
III. Avi Cohen	☐	☐	☐
IV. Raanan Cohen V. Eli Fruchter	☐ ☐	☐ ☐	☐ ☐
Proposal No. 4
Ratification and approval of a framework of terms and conditions for the extension, renewal and entering an insurance policy for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Companies Law.
							For ☐	Against ☐	Abstain ☐

Proposal No. 2			For	Against	Abstain		Yes	No
Re-election of Ms. Zehava Simon as an external director of the Company for a three-year term, commencing as of June 24, 2017.

Are you a controlling shareholder in the Company, or have a personal interest in the election of Ms. Zehava Simon (other than a personal interest unrelated to relationships with a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2)).

			☐ Yes	☐ No	☐
Are you a controlling shareholder in the Company, or have a personal interest in the approval of this Proposal? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4).
							☐	☐

			☐	☐		Proposal No. 5	For	Against	Abstain

Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
							☐	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 15, 2017, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

1 U P X

 PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Nova Measuring Instruments Ltd.
Weizmann Science Park, Building 22, 2nd Floor
Einstein Street, Ness Ziona, Israel
Tel: +972-73-2295600
Fax: +972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the “Company”), an Israeli corporation, hereby appoints Michael Brunstein and Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Building 22 (2nd floor) Weizmann Science Park, Einstein Street, Ness Ziona, on June 22, 2017, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote, other than Proposal Nos. 2, 3 and 4.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

B	Non-Voting Items

Change of Address — Please print new address below.
Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting	☐

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.